Name of Registrant:
Franklin Managed Trust

File No. 811-04894

Exhibit Item No. 77K - Change in Independent Accountants

The Board of Trustees of Franklin Managed Trust (the "FMT Board") has selected PricewaterhouseCoopers LLP ("PwC") to serve as the Franklin
Rising Dividends Fund's independent registered public accounting firm for the fiscal year ending September 30, 2016. The decision to select
PwC was recommended by the FMT Board's Audit Committee and was approved by the FMT Board on December 4, 2015.
The selection of PwC does not reflect any disagreements with or dissatisfaction by Franklin Managed Trust, the Franklin Rising Dividends
Fund ("Rising Dividends Fund") or the FMT Board with the performance of the Rising Dividends Fund's former independent registered public accounting firm, Tait, Weller & Baker LLP ("Tait Weller"). Tait Weller's reports on the Rising Dividends Fund's financial statements for the fiscal years ended September 30, 2015 and September 30, 2014 contained no adverse opinion of disclaimer or opinion nor were they qualified or modified as to uncertainty, audit scope, or accounting principles. During the Rising Dividends Fund's fiscal years ended September 30, 2015 and September 30, 2014, and through December 4, 2015, (i) there were no disagreements with Tait Weller on any matter of accounting principles or practices, financial statement disclosure, or audit scope or procedure, which disagreements, if not resolved to the satisfaction of Tait Weller, would have caused them to make reference to the subject matter of the disagreements in connection with their reports on the Rising Dividends Fund's financial statements for such years, and (ii) there were no reportable events of the kind described in
Item 304(a)(1)(v) of Regulation S-K.